TCR2 Therapeutics Inc.

100 Binney Street, Suite 710

Cambridge, MA 02142

April 24, 2020

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TCR[2] Therapeutics Inc.: Registration Statement on Form S-3 filed March 6, 2020 (File No. 333-236965)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), TCR2 Therapeutics Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 28, 2020, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Stephanie Richards of Goodwin Procter LLP at (617) 570-1927.

Sincerely,
TCR[2] Therapeutics Inc.
/s/ Mayur (Ian) Somaiya
Mayur (Ian) Somaiya Chief Financial Officer

cc:

Garry Menzel, President and Chief Executive Officer, TCR2 Therapeutics Inc.

Stephanie Richards, Esq., Goodwin Procter LLP

Mitchell S. Bloom, Esq., Goodwin Procter LLP